EXHIBIT 99.1

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

INDEX TO FINANCIAL STATEMENTS

Financial Statements for the Years Ended DECEMBER 31, 2018, 2017 AND 2016

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Independent Auditor’s Report

Board of Directors

RSPRINT Powered by Materialise NV

3583 Paal (Beringen), Belgium

We have audited the accompanying financial statements of RSPRINT Powered by Materialise NV, which comprise the statements of financial position as of December 31, 2017 and 2016 and the statements of comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RSPRINT Powered by Materialise NV as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

BDO Bedrijfsrevisoren Burg. CVBA

On behalf of it,

Bert Kegels

/s/ Bert Kegels

Zaventem, Belgium

June 26, 2018

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Statements of comprehensive income

		For year ended December 31,
in 000€	Notes	2018 Unaudited	2017	2016
Revenue	12.1	1,112	817	684
Raw materials and consumables		(630)	(480)	(493)
Services and other goods	12.2	(921)	(1,047)	(1,341)
Employee benefits	12.5	(460)	(406)	(363)
Depreciation and amortization		(40)	(51)	(34)
Other operating expenses	12.4	(80)	(3)	(1)
Other income	12.3	130	410	334
Operating loss		(889)	(760)	(1,214)
Financial expenses	12.6	(77)	(17)	—
Financial income	12.6	25	54	6
Loss before taxes		(941)	(723)	(1,208)
Income taxes	12.7	—	—	—
Net loss for the year		(941)	(723)	(1,208)
Other comprehensive loss		—	—	—
Total comprehensive loss for the year		(941)	(723)	(1,208)

The accompanying notes form an integral part of these financial statements.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Statements of financial position

		As of December 31,
in 000€	Notes	2018 Unaudited	2017	2016
Assets
Non-current assets
Property, plant & equipment	4	46	144	133
Other non-current assets	5	64	68	53
Total non-current assets		110	212	186
Current assets
Inventories	6	168	82	76
Trade receivables	7	405	250	326
Other current assets	5	77	715	1,155
Cash and cash equivalents	8	175	209	86
Total current assets		825	1,256	1,643
Total assets		935	1,468	1,829
Equity and liabilities
Equity	10
Share capital		4,000	4,000	4,000
Accumulated deficit		(4,953)	(4,012)	(3,289)
Total Equity (Deficit)		(953)	(12)	711
Non-current liabilities
Loans & borrowings		—	15	—
Other non-current liabilities	9	1,096	773	—
Total non-current liabilities		1,096	788	—
Current liabilities
Loans & borrowings		17	15	—
Trade payables and accruals	7	628	615	1,007
Deferred income and accrued expenses		83	11	41
Employee benefit liabilities		64	51	70
Total current liabilities		792	692	1,118
Total equity and liabilities		935	1,468	1,829

The accompanying notes form an integral part of these financial statements.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Statements of changes in equity

in 000€	Notes	Share capital	Accumulated deficit	Total equity
At January 1, 2018		4,000	(4,012)	(12)
Total comprehensive loss for the year*		—	(941)	(941)
At December 31, 2018*	10	4,000	(4,953)	(953)
At January 1, 2017		4,000	(3,289)	711
Total comprehensive loss for the year		—	(723)	(723)
At December 31, 2017	10	4,000	(4,012)	(12)
At January 1, 2016		4,000	(2,081)	1,919
Total comprehensive loss for the year		—	(1,208)	(1,208)
At December 31, 2016	10	4,000	(3,289)	711

*	Unaudited

The accompanying notes form an integral part of these financial statements.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Cash flow statements

		For the year ended December 31,
in 000€	Notes	2018 Unaudited	2017	2016
Operating activities
Net loss for the year		(941)	(723)	(1,208)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	4	40	51	34
Loss (gain) on disposal of property, plant & equipment	15	(120)	—	—
Movement reserve for bad debt		38	—	—
Financial expense		1	2	—
Working capital adjustment
Decrease (increase) in trade receivables and other (non) current assets	5/7	449	(499)	(401)
Decrease (increase) in inventories	6	(86)	(6)	(71)
Increase (decrease) in trade payables and accruals, employee benefit liabilities and deferred income	7	98	(441)	731
Increase in other non-current liabilities	9	323	773	—
Net cash flow used in operating activities		(198)	(843)	(915)
Investing activities
Purchase of property, plant & equipment	4	(24)	(18)	(16)
Proceeds from the sale of property, plant & equipment (net)		202	—	—
Net cash flow used in investing activities		178	(18)	(16)
Financing activities
Repayment of finance leases		(13)	(15)	—
Payment of issued capital	5/10	—	1,000	500
Interest paid		(1)	(1)	—
Net cash flow from (used in) financing activities		(14)	984	500
Net increase or decrease of cash & cash equivalents
Cash & cash equivalents at beginning of the year	8	209	86	517
Cash & cash equivalents at end of the year	8	175	209	86

The accompanying notes form an integral part of these financial statements.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Notes to the financial statements

1  Corporate information

RSPRINT Powered by Materialise NV is a limited liability company with its registered office at De Weven 7, 3583 Paal, Belgium. The financial statements comprise only RSPRINT Powered by Materialise NV. Except as otherwise required by the context, references to “Company,” “we,” “us” and “our” are to RSPRINT Powered by Materialise NV.

The Company is a joint venture between Materialise NV and RSScan International NV (the “Shareholders”) and has as its commercial brand name “Phits”. The Company develops 3D printed insoles, which is the beginning of a revolution in footwear and orthopedics, a field where 3D printing offers limitless possibilities in the mass production of completely personalized products, and can enable a shift towards analysis and patient care.

The financial statements of the Company for the three years ended December 31, 2018 were approved and authorized for issue on June 28, 2019 in accordance with a resolution of the Board of Directors of the Company (the “Board of Directors”).

2  Basis of preparation

The financial statements of the Company for the years ended December 31, 2018, 2017 and 2016 are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively “IFRS”).

These financial statements have been prepared on a historical cost basis.

The financial statements are presented in thousands of euros (K€ or thousands of €) and all “currency” values are rounded to the nearest thousand (€000), except when otherwise indicated.

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires Company management to exercise judgment in applying the Company’s accounting policies. The areas where significant judgment and estimates have been made in preparing the financial statements and their effect are disclosed in Note 3.

New standards, interpretations and amendments adopted by the Company

The Company has adopted the following new and revised standards and interpretations issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”) that are relevant to its operations and effective for accounting periods beginning on January 1, 2018:

•	IFRS 9 Financial Instruments; and

•	IFRS 15 Revenue from Contracts with Customers.

Several other amendments and interpretations apply for the first time in 2018, but do not have an impact on the consolidated financial statements of the Company. The Company has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

The application of the above relevant new standards and interpretations are explained below.

IFRS 9 Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

We have adopted the new standard on the required effective date retrospectively, with an initial application date of January 1, 2018.

(a) Classification and measurement

Applying the classification and measurement requirements of IFRS 9 did not have a significant impact on the Company’s consolidated income statement, consolidated statement of comprehensive income, consolidated statement of financial position or consolidated statement of changes in equity. It continues to measure at fair value all financial assets currently measured at fair value.

Current and non-current trade receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Company continues to measure these at amortized cost under IFRS 9. Following the assessment of the contractual cash flow characteristics of its debt instruments, the Company concluded that the loans and trade receivables can be classified at amortized cost measurement under IFRS 9.

(b) Impairment

IFRS 9 requires us to record expected credit losses (“ECLs”) on all of our debt securities, loans and trade receivables, either on a 12-month or lifetime basis. We have applied the simplified approach and record lifetime expected losses on all trade receivables. The lifetime expected losses are determined based on a provision matrix applied to each of the trade receivable aging buckets.

We have applied the transition exception as required in IFRS 9 whereby the application of IFRS 9 “impairment” does not need to be recorded retroactively for all reporting periods presented as we cannot avoid the use of hindsight. The application of IFRS 9 resulted in an additional expense/provision of K€13 in 2018 on our consolidated income statement, consolidated statement of comprehensive income, consolidated statement of financial position and consolidated statement of changes in equity. The impact on the initial date of application was not material.

We refer to Note 3 for the accounting policy on the financial assets and liabilities.

(c) Hedge accounting

The Company does not apply hedge accounting for its derivatives. Derivatives are measured at fair value with changes through the consolidated income statement. Over the periods ending December 31, 2018, 2017 and 2016, the Company did not hold any derivatives.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard provides a single, principles-based five-step model to be applied to all contracts with customers as follows:

•	Identify the contract(s) with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when (or as) the entity satisfies a performance obligation.

The new revenue standard has superseded all current revenue recognition requirements under IFRS. We have adopted the new standard on the required effective date of January 1, 2018 and have applied the modified retrospective transition method to those contracts that were not completed at January 1, 2018. When applying the modified retrospective transition method, the cumulative effect of initially applying IFRS 15 is recognized as an adjustment to the opening balance of our consolidated reserves in 2018.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

IFRS 15 did not have a significant impact on the Company’s revenue streams. For an overview of our different revenue streams and the recognition of revenue, we refer to Note 3.

Going concern

The Company has experienced net losses and significant cash used in operating activities since its inception. As of December 31, 2018, the Company had an accumulated deficit of K€(4,953), a loss for the year of K€(941) and net cash used in operating activities of K€(198).

Despite the Company having an accumulated deficit in the amount of K€(4,953) as of December 31, 2018, the Board of Directors, supported by the Shareholders, is of the opinion that the financial statements can be prepared assuming the Company will continue as a going concern.

The Company’s business plan presents positive EBITDA (earnings before interest, tax depreciation and amortization) as from 2020. The business plan is supported by a contract with HP Inc. that was signed in 2018, and by advanced negotiations with a distributor for the U.S. market. Simultaneously, a term sheet between the Shareholders has been signed to increase the capital of the Company by K€1,750. Despite a certain number of assumptions and uncertainties in the business plan, we believe that these measures create a strong basis for the further development of our business model.

As at December 31, 2018, the Company had cash and cash equivalents in the amount of K€175. In the event that additional cash resources would be required for the Company to continue operating for the next 12 months, the Company expects to be able to benefit from the flexibility of the Shareholders in relation to the Company’s obligations under its trade payables with the Shareholders. In particular, Materialise NV has agreed that an amount of K€1,096 should not be repaid on short term as disclosed in Note 9. In addition, the Company expects to be able to rely on the execution of research and development projects with the Shareholders as subcontractors to align outgoing cash flow of such projects with incoming cash flow from trade receivables payments.

The future viability of the Company is dependent on its ability to generate cash from operating activities and the flexibility of its Shareholders, as described above. However, we expect to be able to fund our operations for at least 12 months from the date of approval of these financial statements. As a result of this, the financial statements are prepared assuming the Company will continue as a going concern and do not include any adjustments related to any uncertainty regarding recoverability and classification of recorded asset amounts and classification of liabilities.

3 Summary of significant accounting policies

Foreign currency translation

The Company’s financial statements are presented in euros, which is also the Company’s functional currency.

Foreign currency transactions

Transactions denominated in foreign currencies are translated into euros at the exchange rate at the end of the previous month-end. Monetary items in the statement of financial position are translated at the closing rate at each reporting date and the relevant translation adjustments are recognized in financial result.

Property, plant & equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes borrowing costs directly attributable to construction projects if the asset necessarily takes a substantial period of time to get ready for its intended use, it is probable that they will result in future economic benefits to the Company and the cost can be measured reliably. When significant parts of property, plant and equipment are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciates them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the income statement as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

• Furniture, Plant & Equipment	5 years

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset or the lease term.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Leases

The Company has operating and finance leases at December 31, 2018.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased item or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.

Finance charges are recognized as financial expenses in the consolidated income statement.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Company (an “operating lease”), the total rentals payable under the lease are charged to the consolidated income statement on a straight-line basis over the lease term. The aggregate benefit of lease incentives is recognized as a reduction of the rental expense over the lease term on a straight-line basis.

Research and development

Research and development includes the costs incurred by activities related to the development of software and foot sole products.

Development activities involve the application of research findings or other knowledge to a plan or a design of new or substantially improved software products before the start of the commercial use.

Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate:

•	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•	its intention to complete and its ability to use or sell the asset;

•	how the asset will generate future economic benefits;

•	the availability of resources to complete the asset; and

•	the ability to measure reliably the expenditure during development.

The Company has determined that the conditions for recognizing internally generated intangible assets from proprietary software and foot sole product development activities are not met until shortly before the products are available for sale. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the income statement with services and other goods as incurred.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Impairment of non-financial assets (excluding inventories)

Non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e., the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest Company of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units (“CGUs”).

The Company bases its impairment calculation on detailed budgets and forecast calculations. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to future cash flows projected after the fifth year.

Impairment charges are included in profit or loss, except, where applicable, to the extent they reverse gains previously recognized in other comprehensive income.

Inventories

Inventories are valued at the lower of cost and net realizable value and mainly relate to raw materials and goods for resale. Costs incurred in bringing each of these products to its present location and condition are accounted for at purchase cost and on a first in, first out basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

A write-off of inventories is estimated based on an ageing analysis.

Financial assets

Financial assets include loans and receivables measured at amortized cost. The Company currently does not have available for sale financial investments, held-to-maturity financial investments or financial assets held for trading.

Financial assets measured at amortized cost

The Company has loans and receivables that are measured at amortized cost.

The Company’s loans and receivables comprise trade receivables, other current assets and cash and cash equivalents in the statement of financial position.

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term, highly liquid investments with original maturities of three months or less.

Financial assets that are classified as loans and receivables are initially measured at fair value plus transaction costs and subsequently at amortized cost using the effective interest rate method (“EIR”). Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included under financial income in the income statement. The losses arising from impairment are recognized in the income statement under other operating expenses or financial expenses.

Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future ECLs that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of loss is recognized in the income statement.

In addition, for trade receivables and contract assets, the Company applies a simplified approach in calculating ECLs. A loss allowance is recognized at each reporting date based on lifetime ECLs. The Company established a provision matrix that is based on its historical loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For all other receivables, ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

Financial liabilities

The Company has financial liabilities measured at amortized cost which include trade payables. The Company currently does not have financial liabilities held for trading.

Financial liabilities at amortized cost

Those financial liabilities are recognized initially at fair value plus directly attributable transaction costs and are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Offsetting

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate, which is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included under financial income in the income statement.

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s ordinary shares are classified as equity instruments.

Pension benefits

The Company only accounts for the social charges related to the legal pension scheme applicable in Belgium. These charges are recognized as expenses in the period in which employees perform the corresponding services. The Company has no additional “extra-legal” pension plan.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Revenue recognition

The Company’s revenue, which is presented net of sales taxes, is primarily generated by the sale of customer starting pack (installation, training and five 3D printed insoles), 3D printed insoles and footscan plate. The footscan plate is sold together with a perpetual license for using the footscan software embedded. In addition, customers get access to the Phits Design module integrated in the footscan software.

The Company recognizes revenue for goods including software based on the five-step model as a result of the application of IFRS 15 since January 1, 2018:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

The impact of the application of IFRS 15 is discussed in Note 2.

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company is expected to be entitled in exchange from those goods and services.

If the consideration in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Variable consideration is mainly related to quantities sold, volume (step-based) rebates and development time spend.

Revenue recognition over our different revenue streams can be summarized as follows:

Starting packs

The starting pack is a fixed fee pack including installation, training and the possibility to 3D print five insoles and thus in principle represents multiple distinct performance obligations. Since management assessed that no significant timing difference can occur between the allocated transaction prices of the different performance obligations, the fixed fee is recognized straight-line over a period of two months, which is typically the expiration date.

3D printed insoles

The Company recognizes revenue on the sale of 3D printed insoles to the customers at a point in time when control of the asset is transferred, generally upon shipment or delivery taking into account the shipment terms (usually Ex-works or FOB Time of Shipment Incoterms (International Commercial Terms)).

Footscan plate and perpetual license footscan software

The Company recognizes revenue on the sale of footscan plates to customers at a point in time when control of the asset is transferred, generally upon shipment or delivery taking into account the shipment terms (usually Ex-works or FOB Time of Shipment Incoterms (International Commercial Terms)). Installation of the footscan plate is plug-and-play.

The footscan plate and the footscan software are purchased from RSScan International NV, one of the Shareholders. They can be distributed as a bundle or separately by the Company. Maintenance and support related to the footscan software and footscan plate are provided directly by RSScan International NV to the Company’s customers. The footscan software integrates the Phits Design module software developed by the Company.

Order management software

Agreements with customers can include a time-based license for an online order management system with or without the additional performance obligation to deliver 3D printed insoles. Under the currently existing agreements the software license is assessed as a distinct performance obligation and revenue is recognized over the contractual period on a straight-line basis.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Contracts with multiple performance obligations

The Company has entered into a number of contracts with multiple performance obligations whereby it sells the starting packs, the footscan plates and/or the footscan software as a bundle. The Company evaluates whether each performance obligation is distinct from each other, i.e., the customer can benefit from the good or service on its own, or with readily available resources.

Apart from the starting packs mentioned above, the Company has had no significant contracts with multiple performance obligations over the reported periods.

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. Contract assets are presented in the statement of financial position as trade receivables (invoices to be made).

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Company performs under the contract. Contract liabilities are presented as deferred income in the statement of financial position.

Contract costs

The Company does not have significant costs to obtain contracts and those costs are expensed as incurred.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to development costs or another expense, it is recognized as income over the grant period necessary to match the income on a systematic basis to the costs that it is intended to compensate.

Such grants have been received in the forms of grants linked to certain of its research and development programs.

Where retention of a government grant related to assets or to income is dependent on the Company satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to other operating income in the income statement on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.

Any government grants recognized as income do not have any unfulfilled conditions or other contingencies attached to them, as otherwise we would not be recognizing income for such.

Other financial income and expenses

Other financial income and expenses include mainly foreign currency gains or losses on all foreign currency transactions.

Taxes

Current income tax

Income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items that are recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Deferred tax

Deferred tax is calculated using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenue, expenses and assets are recognized net of the amount of value added tax (“VAT”), except:

•

Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	Receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

New and revised standards not yet adopted

The standards and interpretations that are issued, but not yet effective, up to the closing date of the Company’s financial statements are disclosed below. Of those standards that are not yet effective, none are expected to have a material impact on the Company’s financial statements in the period of initial application.

IFRS 16 Leases

The Company is required to adopt IFRS 16 Leases (“IFRS 16”) from January 1, 2019. The Company has assessed the estimated impact that initial application of IFRS 16 will have on its consolidated financial statements. Currently, only one significant contract is in scope for IFRS 16. It concerns the new lease contract for the Company’s building, effective since January 1, 2018. Since the contractual commitment is limited to six months and the Company will apply the recognition exemption for short-term leases, IFRS 16 is not expected to have a material impact on the Company’s financial statements in the period of initial application.

Other standards and interpretations:

•	IFRIC 23 Uncertainty over Tax Treatments;

•	IFRS 17 Insurance Contracts;

•	Amendments to IFRS 9: Prepayment Features with Negative Compensation;

•	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture;

•	Amendments to IAS 28: Long-term Interests in Associates and Joint Ventures;

•	Amendments to IAS 19: Plan Amendment, Curtailment or Settlement;

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

•	Annual Improvements to IFRS Standards 2015–2017 Cycle – various standards (IFRS 3 Business Combinations; IFRS 11 Joint Arrangements;

•	IAS 12 Income Taxes; IAS 23 Borrowing Costs); and

•	Amendments to References to Conceptual Framework in IFRS Standards.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities for future periods.

On an ongoing basis, the Company evaluates its estimates, assumptions and judgments, including those related to revenue recognition, development expenses, income taxes and impairment of intangible assets and property, plant and equipment.

The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Revenue recognition

Our revenue recognition policies require management to make significant estimates. Management analyzes various factors, including a review of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized and thus affect our results of operations and financial condition. The significant estimates and judgments relate to:

•	The assessment of whether a performance obligation is distinct in a bundled sales transactions;

•	Estimates of the variable considerations and the assessment of the revenue constraint limitation; and

•	Estimates of the stand-alone selling prices for each distinct performance obligation.

The Company is making significant judgments when performing the assessment of whether a performance obligation is distinct from the other performance obligations in a contract, i.e., whether the good or service has a benefit for the customer on its own or together with readily available resources and/or whether the good or service is highly interrelated or a significant input with another good or service delivered, or whether it significantly modifies or customizes another good or service. The relevant judgments include whether the distinct performance obligations that are part of the starting packs sold to customers are individually significant enough. Currently, management has assessed that no significant timing difference can occur between the allocated transaction prices of the different performance obligations, and thus revenue is recognized simultaneously across all performance obligations.

For the stand-alone selling prices, the Company uses prices from a price list or historical prices for similar transactions. However, in certain cases, such information is not immediately available and, in such cases, the Company estimates the stand-alone selling price by using a cost-plus or another estimate.

Certain contracts include estimates of variable considerations within the transaction price and assessing the revenue constraint, such as:

•	Quantities/volume sold for fixed prices in relation to 3D printed insoles;

•	Contractual prices may be different based on volume purchased during a certain period; and

•	Volume rebates.

The method applied to estimate the variable consideration is dependent on the number of possible scenarios and the probability of each scenario. In case there are many possible scenarios with a wide range of probabilities (each less than 50%), the Company will use the expected value method while the most likely method is used when there is a scenario with a higher probability (more than 50%).

Variable consideration is not constrained when based on historical experience and/or highly reliable business forecast and/or the timeframe of the estimates, the Company determines that there is a high probability that this will not result in a future revenue reversal.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Development expenses

The Company incurs development expenses through the outsourced development services performed by its Shareholders. Those internally generated intangible assets may only be recognized as intangible asset from the development phase if certain conditions are met. These conditions include the technical feasibility, intention to complete, the ability to use or sell the asset under development, and the demonstration of how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset comprises all directly attributable cost necessary to make the asset capable of being used as intended by management. In contrast, all expenditures arising from the research phase are expensed as incurred.

Determining whether internally generated intangible assets from development are to be recognized as intangible assets requires significant judgment, particularly in determining whether the activities are considered research activities or development activities, whether the product enhancement is substantial, whether the completion of the asset is technically feasible considering a company-specific approach, and the probability of future economic benefits from the sale or use.

Management has determined that the conditions for recognizing internally generated intangible assets from development activities are not met until shortly before the products are available for sale. As such, development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the income statement as incurred. This assessment is monitored by the Company on a regular basis.

Income taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

As at December 31, 2018 the Company had about K€5,258 (2017: K€ 3,930, 2016: K€2,431) of tax losses carried forward. These losses do not expire. With respect to the unused tax losses no deferred tax assets have been recognized at December 31, 2018, 2017 and 2016, given that there is an uncertainty to which extent these tax losses will be used in future years. If the Company was able to recognize all unrecognized deferred tax assets, net result would have increased by K€1,555 in 2018 (2017: K€1,336, 2016: K€826). Further details on taxes are disclosed in Note 12.7.

Impairment of intangible assets and property, plant & equipment

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. The value in use is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes, of which the determination requires judgement from the Company.

No impairment charges have been recorded during 2018 (2017: nil, 2016: nil).

Provision for expected credit losses of trade receivables and contract assets

The Company uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Company’s historical observed default rates. The Company will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For instance, if forecast economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year, which can lead to an increased number of defaults, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of a customer’s actual default in the future. Information about ECLs and the Company’s trade receivables and contract assets is disclosed in Note 14.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Going concern

The Company has experienced significant net losses and cash used since its inception. Some important assumptions are made by management in preparing the financial statements under a going concern. We refer in this respect to Note 2 for further details.

4 Property, plant & equipment

The changes in the carrying value of the property, plant and equipment can be presented as follows for December 31, 2018, 2017 and 2016:

in 000€	Plant & equipment	Furnitures	Leasing	Total
Acquisition value
At January 1, 2016	149	11	—	160
Additions	13	3	—	16
At December 31, 2016	162	14	—	176
Additions	15	3	44	62
At December 31, 2017	177	17	44	238
Additions*	17	7	—	24
Disposals*	(148)	(2)	—	(150)
Transfers*	2	(2)	—	—
Other*	—	(1)	—	(1)
At December 31, 2018*	48	19	44	111
Depreciation
At January 1, 2016	7	2	—	9
Depreciation charge for the year	31	3	—	34
At December 31, 2016	38	5	—	43
Depreciation charge for the year	34	2	15	51
At December 31, 2017	72	7	15	94
Depreciation charge for the year*	21	4	15	40
Disposals*	(68)	(1)	—	(69)
Transfers*	1	(1)	—	—
At December 31, 2018*	26	9	30	65
Net book value
At December 31, 2018*	22	10	14	46
At December 31, 2017	105	10	29	144
At December 31, 2016	124	9	—	133
At January 1, 2016	142	9	—	151

*	Unaudited

The investments in property, plant and equipment in 2018 amounted to K€24 (2017: K€62, 2016: K€16). No individually significant items were purchased in the period ending December 31, 2018. During the period ending December 31, 2017, the investments mainly related to leased vehicles for K€44 (2018: nil; 2016: nil).

In 2018, one 3D printer was sold to Materialise NV for the amount of K€200. A gain on disposal was realized for an amount of K€119, recorded under Other Income. We refer to Note 15 for more information. No disposals were recorded in 2017 and 2016.

No impairment of property, plant and equipment was recorded in the years ending December 31, 2018, 2017 and 2016.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

5 Other assets

Other non-current assets

Other non-current assets include the following:

	As of December 31,
in 000€	2018 Unaudited	2017	2016
Tax credits	64	68	53
Total non-current assets	64	68	53

The non-current tax credits relate to tax credits that will be realized over more than one year.

Other current assets

Other current assets include the following:

	As of December 31,
in 000€	2018 Unaudited	2017	2016
VAT receivables	41	14	81
Accrued income from grants	—	165	68
Deferred charges	14	9	—
Other non-trade receivables	22	527	6
Unpaid capital	—	—	1,000
Total other current assets	77	715	1,155

The outstanding unpaid capital as of December 31, 2016 has been fully paid by the Shareholders in 2017. We refer to Note 10.

The other non-trade receivables fully relate to a current account with Materialise USA, LLC. We refer to Note 15.

6 Inventories

Inventories include the following:

	As of December 31,
in 000€	2018 Unaudited	2017	2016
Raw materials	153	82	65
Goods for resale	15	—	11
Total inventories (at cost or net realizable value)	168	82	76

No inventory was written-off as an expense in 2018, 2017 and 2016.

7 Trade receivables and payables and accruals

Trade receivables

The trade receivables include the following:

	As of December 31,
in 000€	2018 Unaudited	2017	2016
Accounts receivables	443	250	326
Amortization receivables	(38)	—	—
Total	405	250	326

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

The accounts receivables include receivables with related parties, of which K€22 is with Materialise USA, LLC and K€43 is with RSScan International NV and some of its subsidiaries. We refer to Note 15.

Trade receivables are non-interest bearing and are generally on payment terms of 30 days.

No trade receivables were impaired in the course of 2017 and 2016. As from the period ending December 31, 2018 the Company applies IFRS 9 and recognizes an allowance for ECLs based on a provision matrix. As of December 31, 2018, the total allowance amounts to K€38, including an amount of K€13 resulting from the application of IFRS 9.

in 000€
At January 1, 2016	—
At December 31, 2016	—
At December 31, 2017	—
Addition*	38
At December 31, 2018*	38
* Unaudited

Trade payables and accruals

The trade payables and accruals include the following:

	As of December 31,
in 000€	2018 Unaudited	2017	2016
Trade payables	569	439	889
Invoices to be received	59	176	118
Total	628	615	1,007

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

The trade payables and accruals mainly include payables with related parties, of which K€224 is with Materialise NV and its subsidiaries and K€207 is with RSScan International NV. We refer to Note 15.

Trade payables are non-interest bearing and are generally on payment terms of 30 days.

8 Cash and cash equivalents

Cash and cash equivalents include the following:

	As of December 31,
in 000€	2018 Unaudited	2017	2016
Cash at bank	175	209	86
Cash equivalents	—	—	—
Total	175	209	86

Cash at bank earns interest at floating rates based on daily bank deposit rates.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

9 Other non-current liabilities

As of December 31, 2018, the other non-current liabilities amount to K€1,096 and relate to long-term trade liabilities towards Materialise NV (2017: K€773, 2016: nil) as Materialise NV allows the Company to repay this amount after 12 months.

10 Equity

Share capital

The share capital of the Company consists of 4,000 ordinary nominative shares at December 31, 2018, 2017 and 2016 with no nominal but par value of €1,000 for a total amount of K€4,000, of which a total amount of K€4,000 was fully paid at December 31, 2018 (2017: K€ 4,000, 2016: K€3,000).

in 000€, except per share data	Total number of ordinary shares	Total Shareholders’ capital subscribed	Shareholders’ capital paid	Shareholders’ capital unpaid
Outstanding on January 1, 2016	4,000	4,000	2,500	1,500
Payment subscribed capital	—	—	500	(500)
Outstanding on December 31, 2016	4,000	4,000	3,000	1,000
Payment subscribed capital	—	—	1,000	(1,000)
Outstanding on December 31, 2017	4,000	4,000	4,000	—
Payment subscribed capital*	—	—	—	—
Outstanding on December 31, 2018*	4,000	4,000	4,000	—

*	Unaudited

Unpaid capital

At the end of 2016, the unpaid capital was presented under the other current assets. As from the end of 2017 no unpaid capital remains. We refer to Note 5.

Accumulated deficit

The accumulated deficit increased by K€941 from K€(4,012) per end of December 31, 2017 to K€(4,953) as of December 31, 2018. The increase is due to the net loss of the year ended December 31, 2018.

11 Fair value

Financial assets

The carrying value and fair value of the financial assets for December 31, 2018, 2017 and 2016 can be presented as follows:

	Carrying value			Fair value
in 000€	As of December 31,			As of December 31,
	2018 Unaudited	2017	2016	2018 Unaudited	2017	2016
Financial assets
Loans and receivables measured at amortized cost
Trade receivables (current)	405	250	326	405	250	326
Other non-trade receivables	22	527	—	22	527	—
Other current financial assets	—	—	1,000	—	—	1,000
Cash & cash equivalents	175	209	86	175	209	86
Total loans and other receivables	602	986	1,412	602	986	1,412

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

•	The carrying value of the cash and cash equivalents and the current receivables approximate their fair value due to their short-term character; and

•

The other non-trade receivables relate to the current account with Materialise USA, LLC. The other current financial assets presented in the above table relate to the unpaid capital for 2016. Due to their short-term character their fair value is not different from their carrying value on December 31, 2018, 2017 and 2016.

Financial liabilities:

The carrying value and fair value of the financial liabilities for December 31, 2018, 2017 and 2016 can be presented as follows:

	Carrying value			Fair value
	As of December 31,			As of December 31,
in 000€	2018 Unaudited	2017	2016	2018 Unaudited	2017	2016
Financial liabilities measured at amortized cost
Loans & borrowings	17	30	—	17	30	—
Other non-current liabilities	1,096	773	—	1,096	773	—
Trade payables and accruals	628	615	1,007	628	615	1,007
Total financial liabilities measured at amortized cost	1,741	1,418	1,007	1,741	1,418	1,007

The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

•

The carrying value of current liabilities approximates their fair value due to the short-term character of these instruments. The other non-current liabilities relate to trade payables due to Materialise NV, also valued at carrying value.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company has no financial instruments carried at fair value in the statement of financial position on December 31, 2018, 2017 and 2016.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

12	Income and expenses

12.1 Revenue

The effect of initially applying IFRS 15 on the Company’s revenue from contracts with customers is described in Note 2. Due to the transition method chosen in applying IFRS 15, comparative information has not been restated to reflect the new requirements.

Revenue by geographical area is presented as follows:

	For the year ended December 31,
in 000€	2018 Unaudited	2017	2016
United States of America (USA)	420	357	303
Rest of Europe	344	131	43
Belgium	254	273	277
Asia	94	56	61
Total	1,112	817	684

In 2018, the Company had one customer with individual revenue larger than 10% of the total revenue, a third-party customer with revenue amounting to K€128. In 2017, the Company also had one customer with individual revenue larger than 10% of the total revenue, namely Runners Service NV, a subsidiary of RSScan International NV (K€95). In 2016, the Company had two customers with individual revenue larger than 10% of the total revenue, namely Runners Service NV (K€87), and one third party customer (K€91). We refer to Note 15 with respect to the revenue realized with related parties.

The revenue by category is presented as follows:

	For the year ended December 31,
in 000€	2018 Unaudited	2017	2016
Revenue from soles	906	716	413
Revenue from footscanners and footscan software	78	46	250
Other revenue	128	55	21
Total	1,112	817	684

Revenue from soles and footscanners is recognized at a point in time. The portion of revenue recognized over time is not significant for the Company. We refer to Note 2 for more information. Other revenue mainly relates to the recharge of services to related parties and income from software licensing.

The following table provides information about receivables, invoices to be made (contract assets) and deferred income (contract liabilities) from contracts with customers:

	December 31,
in 000€	2018 Unaudited	2017	2016
Trade receivables, excluding ‘invoices to be made’	408	234	326
Contract assets / invoices to be made	35	16	—
Contract liabilities / deferred income	74	6	—
Total	517	256	326

The contract assets as of December 31, 2018 relate to invoices to be made or accrued revenue for income from software licenses not yet billed to the customer.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

The contract liabilities as of December 31, 2018 relate to sales of insoles that were already billed to the customer whereby the revenue has been deferred in view of uncertainty regarding the collectability.

The relation between the timing of satisfaction of the performance obligations and the timing of billing resulting in contract assets and liabilities is as follows:

•

Starting packs: starting packs relate to a fixed fee pack including installation, training and the possibility to receive five pairs of 3D printed insoles valid over a limited amount of time. The starting packs are typically billed at the start of the period. Since management assessed that no significant timing difference can occur between the allocated transaction prices of the different performance obligations, the fixed fee is recognized straight-line over the limited time period between the billing date and the expiration date. No significant contract liabilities exist per end of the reporting period.

•	3D printed insoles: usually no significant difference exists between the timing of the satisfaction of the performance obligation and the timing of the billing.

•	Footscan plate and perpetual license footscan software: usually no significant difference exists between the timing of the satisfaction of the performance obligation and the timing of the billing.

•

Order management software: certain software licenses may have been billed prior to or after the delivery of the software key resulting in either an accrued revenue balance (invoices to be made) or a deferred income balance.

12.2 Services and other goods

Services and other goods expenses include the following selected information:

	For the year ended December 31,
in 000€	2018 Unaudited	2017	2016
Research and development expenses	175	261	571
Leases, rent and building expenses	83	89	110
Office expenses	25	7	17
Service fees and commissions	521	591	512
Travel and transport expenses	71	68	62
Marketing expenses	35	20	50
Other	11	11	19
Total	921	1,047	1,341

The research and development expenses relate to services from Materialise NV. Furthermore, K€658 of the services and other goods of 2018 relate to support services from related parties. We refer to Note 15.

12.3 Other income

The other operating income can be detailed as follows:

	For the year ended December 31,
in 000€	2018 Unaudited	2017	2016
Government grants	—	306	301
Tax credits	—	15	26
Other	10	89	7
Gain from sales of property, plant & equipment	120
Total	130	410	334

During 2017 and 2016, the Company has received government grants linked to certain of its research and development programs. These programs allow the government to contribute a certain percentage of the costs incurred. Any government grants recognized as income do not have any unfulfilled conditions or other contingencies attached to them.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

In the year ending December 31, 2018, the Company realized a gain of K€119 over the sale of a 3D printer to Materialise NV. The other items for the amount of K€ 89 in the year ended December 31, 2017 mainly relate to recharges to related parties. We refer to Note 15.

12.4 Other operating expenses

The other operating expenses can be detailed as follows:

	For the year ended December 31,
in 000€	2018 Unaudited	2017	2016
Taxes other than income tax	42	3	1
Allowance for doubtful debtors	38	—	—
Total	80	3	1

The taxes other than income taxes amounting to K€42 per end of 2018 mainly relate to import duties (K€39). As at December 31, 2018 the Company accounted for an allowance for doubtful debtors for the amount of K€38. We refer to Note 7 for more information.

12.5 Employee benefits

The following table shows the breakdown of payroll expenses for 2018, 2017 and 2016:

	For the year ended December 31,
in 000€	2018 Unaudited	2017	2016
Short-term employee benefits	335	310	293
Social security expenses	80	65	51
Other employee expenses	45	31	19
Total	460	406	363
Total registered employees at the end of the period	8	8	5

12.6 Financial income and expenses

The financial income for the period ending December 31, 2018 mainly relates to foreign currency exchange gains amounting to K€25 (2017: K€53; 2016: K€6). Similarly, the financial expenses for the period ending December 31, 2018 mainly relate to foreign currency exchange losses amounting to K€75 (2017: K€15; 2016: nil).

12.7 Income taxes

Current income tax

The Company has no income tax expenses in the statement of comprehensive income of 2018, 2017 and 2016.

Deferred tax

The Company did not account for any deferred tax asset or liability as at December 31, 2018, 2017 and 2016.

The Company has unused tax losses available for an amount of about K€5,258 per end of 2018 (2017: K€3,930, 2016: K€2,431). These tax losses have no expiration date. The Company has deductible temporary differences for the amount of K€598 per end of 2018 (2017: K€984, 2016: K€1,371).

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

With respect to the net operating losses and temporary differences, no deferred tax assets have been recognized given the uncertainty of realizing a net profit in the near future.

Relationship between Tax Expense and Accounting Loss

	December 31,
in 000€	2018 Unaudited	2017	2016
Loss before taxes	(941)	(723)	(1,208)
Income tax at statutory rate of 29.58% (2017, 2016: 33.99%)	278	245	410
Non-deductible expenses	(4)	(5)	(4)
Non-recognition of deferred tax asset	(274)	(373)	(494)
Non-taxable income	—	133	88
Income tax expense as reported in the statement of comprehensive income	—	—	—

13	Commitments

The Company has both operating and finance leases. Only operating leases are significant.

Operating lease commitments

The Company has operating lease commitments mainly related to cars and the Company’s building as follows:

	As of December 31,
in 000€	2018 Unaudited	2017	2016
Within one year	41	89	108
Between two and three years	—	176	37
Between four and five years	—	—	8
More than 5 years	—	—	—
Total	41	265	153

The total operating lease payments recognized in the income statement are K€83 in 2018, including non-deductible VAT (2017: K€89, 2016: K€110).

A new lease agreement for the building started as of January 1, 2018. The current agreement only includes a commitment over a six-month period. As of January 1, 2017, the Company has refinanced most of its operating car lease commitments into financial lease commitments. The operating car lease commitments still existing as of December 31, 2017 are included in the above table for a total amount of K€17 (2016: K€70). No operating car lease contracts remained during 2018.

14	Risks

The Company is mainly exposed to liquidity risk and credit risk.

Foreign exchange risk

The Company has primarily exposure to the USD as foreign currency because of its revenue realized in USD and purchases of services in USD mainly from Materialise USA, LLC. During 2018, 2017 and 2016 the changes in the USD did not have a significant impact on the operating result of the Company.

If the USD (rate for 1 EUR) would have appreciated by 10%, the net result would have been K€14 lower. If the USD (rate for 1 EUR) would have depreciated by 10%, the net result would have been K€13 higher.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Liquidity risk

The liquidity risk is that the Company may not have sufficient cash to meet its payment obligations. This risk is countered by day-by-day liquidity management. The Company has entered into some operational and financial lease agreements with financial institutions to finance its company cars. The Company has no credit arrangements or undrawn lines of credit. The short-term cash needs are also managed through the trade payables with the Shareholders.

All contracted obligations and related carrying amounts are short-term liabilities.

Credit risk

Credit risk is the risk that third parties may not meet their contractual obligations resulting in a loss for the Company. The Company is exposed to credit risk from its operating activities and from its financing activities, which are mainly current accounts with financial institutions. The Company limits this exposure by contracting with credit-worthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables is monitored on a continuous basis. Credit risk is limited to a specified amount with regard to individual receivables.

Trade receivables and contracts in progress

Customer credit risk is managed in accordance with the Company’s established policy, procedures and controls relating to customer credit risk management.

An impairment analysis is performed at each reporting date and a provision matrix is used to measure ECLs. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns.

The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, trade receivables are written-off if past due for more than one year and are not subject to enforcement activity. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 11. The Company does not hold collateral as security.

The Company evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.

Set out below is the information about the credit risk exposure on the Company’s trade receivables:

in 000€	Total	Non-due	< 30 days	31-60 days	61-90 days	91-180 days	> 181 days
December 31, 2018*	405	162	66	36	31	80	30
December 31, 2017	250	138	28	22	3	32	27
December 31, 2016	326	134	39	28	58	48	19

*	Unaudited

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Capital management

The primary objective of the Shareholders’ capital management strategy is to ensure it maintains healthy capital ratios to support its business and maximize shareholder value. Capital is defined as the Company shareholders’ equity.

The Company consistently reviews its capital structure and makes adjustments in light of changing economic conditions. The Company made no changes to its capital management objectives, policies or processes during the years ended December 31, 2018, 2017 and 2016.

15	Related party transactions

The compensation of key management personnel of the Company is as follows:

	For the year ended December 31,
in 000€	2018 Unaudited	2017	2016
Short-term employee benefits	93	107	100
Total	93	107	100

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

in 000€	Sale of goods to	Purchases from	Interest expense	Receivables	Liabilities
Shareholders
December 31, 2018*	505	1,527	—	65	1,528
December 31, 2017	246	1,339	—	580	1,298
December 31, 2016	103	1,433	—	46	799

*	Unaudited

Related party – RSScan International NV

As one of the Shareholders, RSScan International NV provides services, footscanners and footscan software to the Company, which is reflected in K€64 of purchases of raw materials and consumables for financial year 2018 (2017: K€65) and K€97 relating to services and other goods, mainly consisting of the rent for the building (2017: K€103). RSScan International NV and some of its subsidiaries are also customers of the Company, which is reflected in K€56 of revenue for financial year 2018 (2017: K€134) and K€10 of other income (2017: K€89).

The outstanding receivables with respect to RSScan International NV and its subsidiaries amount to K€43 as of December 31, 2018 (2017: K€17). Trade payables and accruals are outstanding as of December 31, 2018 relating to RSScan International NV and its subsidiaries for an amount of K€207 (2017: K€9).

Related party – Materialise NV and Materialise USA, LLC

As one of the Shareholders, Materialise NV provides research and development and other services to the Company. Research and development services provided by Materialise NV amount to K€175 for financial year 2018 (2017: K€261). Furthermore, the Company purchased 3D printed soles from Materialise NV and Materialise USA, LLC for a total amount of K€631 during financial year 2018 (2017: K€378), presented in raw materials and consumables. Support services, as presented with services and other goods, are also provided by Materialise NV and Materialise USA, LLC for a total amount of K€561 (2017: K€532).

In 2018 an amount of K€298 of sales is realized to Materialise NV (2017: K€23), as well as K€21 related to other revenue (2017: nil). Also, a gain on the sale of a 3D printer to Materialise NV is included in the above table for an amount of K€119 and recorded under other income (2017: nil).

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

The above described services result in outstanding trade payables and accruals of K€224 as of December 31, 2018 (2017: K€516) and a long-term liability against Materialise NV of K€1,096 (2017: K€773), as presented with other non-current liabilities in the statement of financial position.

The current account with Materialise USA, LLC, presented with the other current assets, amounting to K€22 as of December 31, 2018 (2017: K€527), reflects the cash collected by Materialise USA, LLC for US-based customers of the Company.

16	Events subsequent to the statement of financial position date

On June 24, 2019, a term sheet between the Shareholders was signed to increase the capital of the Company by €1,750,000.

Apart from the above there are no other significant events subsequent to the statement of financial position date that would require adjustments or disclosures to the financial statements.